Latitude 360, Inc.

6022 San Jose Blvd

Jacksonville, FL 32217

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Melinda Hooker, Staff Accountant

Re: Latitude 360, Inc.

Form 8-K and 8-K/A
Filed August 19, 2014 and August 20, 2014

File No. 333-136436

Dear Ms. Hooker:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 22, 2014, setting forth comments to Item 4.01 of Form 8-K and 8-K/A (the “Form 8-K’s”), filed by Latitude 360, Inc. (the “Company”) on August 19, 2014 and August 20, 2014, respectively. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

1.) We note that you have only referred to the financial statements for the fiscal year ended December 31, 2013, in your disclosure. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

Response: The Company has filed an amended Form-8-K (Form 8-K/A) with the Commission expanding its disclosures to state that during the two most recent fiscal years, and the subsequent interim period prior to the dismissal of its former auditor, there were no disagreements with its former auditor on any matter of accounting principles or practices.

2.) Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant’s two most recent fiscal years (disclose specific years) and any subsequent interim period through the date of resignation (actual date of change) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise accordingly.

Response: The Company has filed an amended Form-8-K (Form 8-K/A) with the Commission following the language in Item 304(a)(1)(iv) expanding its disclosures to state that during the two most recent fiscal years, and the subsequent interim period through the date of actual change (including actual dates) prior to the dismissal of its former auditor, there were no disagreements with its former auditor on any matter of accounting principles or practices financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

3.) We note your disclosure in paragraph four that there were no reportable events as of December 31 2013 and for the three months ended March 31, 2014 and for the period from December 31, 2013 through August 18, 2014. Please revise your disclosure to disclose, if true, there were no reportable events during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.

Response: The Company has filed an amended Form-8-K (Form 8-K/A) with the Commission expanding its disclosures to state that during the two most recent fiscal years, and the subsequent interim period prior to the dismissal of its former auditor, there were no reportable events.

4.) To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response: The Company has attached a letter from its former accountant as Exhibit 16.1 to the Form 8-K/A.

The Company hereby acknowledges that:

●  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (904) 571-5778.

/s/ Brent W. Brown, CEO